Exhibit F-2

COMMONWEALTH OF VIRGINIA

STATE CORPORATION COMMISSION

AT RICHMOND, OCTOBER 31, 2003

PETITION AND APPLICATION OF
VIRGINIA ELECTRIC AND POWER COMPANY

CASE NO. PUE-2003-00395

For a certificate to operate
generating facilities pursuant to
Virginia Code section 56-580 D, and such
other approvals as may be necessary
for the purchase of qualifying facility
generating assets and for expedited consideration

FINAL ORDER

On August 8, 2003, Virginia Electric and Power Company ("Dominion Virginia Power" or "Company") filed with the State Corporation Commission ("Commission") a petition and application ("Application") seeking the issuance of a certificate pursuant to section 56-580 D of the Code of Virginia ("Code") to operate an existing electrical power generation facility located in Gordonsville, Virginia ("Facility"), upon the Company's purchase of the Facility. The Application also requests such other approvals as may be necessary for the Company's purchase and operation or the Facility. The Application includes a request that the relief requested in the Application be granted on an expedited basis.

The Facility is currently owned by Gordonsville Energy L.P. ("GELP"), a Delaware partnership. The constituent partners of GELP are Rapidan Energy Company, a California corporation; Madison Energy Company, a California corporation; and Calpine Gordonsville, Inc., a Delaware corporation. Pursuant to a Purchase and Sale Agreement dated as of July 24, 2003, between the Company, GELP and its constituent partners, and Calpine Corporation and Edison Mission Energy as guarantors ("Purchase Agreement"), GELP has agreed to sell the Facility and all related assets to the Company. A copy of the Purchase Agreement was filed under seal with the Clerk of the Commission pursuant to Rule 170 of the Commission's Rules of Practice and Procedure, 20 VAC 5-20-170.

Closing under the Purchase Agreement is expected to occur as soon as all necessary regulatory approvals, including those sought herein, have been obtained. Effective as of the closing date, GELP will transfer all Facility permits, licenses, and approvals, to the extent transferable, to the Company.

The Facility is a qualifying cogeneration facility ("QF") under the Public Utility Regulatory Policies Act of 1978. It is comprised of two identical, dual-fuel combined-cycle units, and has a combined nominal capacity of approximately 240 MW. Each unit of the Facility consists of a General Electric 7EA combustion turbine generator, a supplementary fired heat recovery steam generator, an extraction/condensing steam turbine generator, a circuit breaker and a step-up transformer. The Facility includes a five-million gallon fuel-oil storage tank. The Facility is capable of operation on natural gas or No.2 fuel oil.

Currently all of the facility's electric generating capacity and energy is sold to the Company pursuant to the Second Amendment and Restatement of the Power Purchase and Operating Agreement, dated October 22, 1992 (Facility No.1), and the Second Amendment and Restatement of the Power Purchase and Operating Agreement, dated October 23, 1992 (Facility No.2) between GELP and the Company (the "PPOAs"). Unless terminated by the Company's purchase of the Facility, the PPOAs will remain in effect until May 2024. The Company states in the Application that the PPOAs will be terminated upon closing under the Purchase Agreement.

In its Application, the Company requests a waiver of any requirement to provide information related to the construction of the Facility. The App1ication also includes the

Company's assertion that its purchase of the Facility is not subject to the rules establishing minimum criteria for any bidding program designed by an electric utility to purchase capacity or energy from other providers ("Bidding Rules"), which were adopted by the Commission by Order dated November 28, 1990, in Case No. PUE-1990-00029. The Company further contends in the Application that approval of its acquisition of the Facility is not required under the Utility Transfers Act ("Transfers Act"), Code section 56-88 et seq. However, the Company recognizes that the Commission has previously held that a transaction similar to that proposed herein is subject to the Transfers Act.1 The Company asserts that if the Commission determines that Transfers Act approval is required, the Application, which includes a completed Transaction Summary, satisfies the requirements of the Transfers Act.

On August 8, 2003, the Company also filed a Motion for Protective Order. In its motion, the Company requested that a protective order be issued in order to assure confidential treatment of confidential and competitively sensitive infoTn1ation contained in the Purchase Agreement and information responsive to data requests submitted in this proceeding. On September 9, 2003, the Commission entered an Order for Notice and Comment in which this matter was docketed; interested parties were invited to submit written comments or request that the Commission convene a hearing; Commission Staff ("Staff") was directed to file a report on its review of the Application; and the Company was directed to give customers and public officials within the Facility's service area notice of the Application.

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1 Application at p. 10, citing & Application of Virginia Electric and Power Company for a certificate of public convenience and necessity pursuant to the Utility Facilities Act, and authority pursuant to the Utility Transfers Act.
to acquire cogeneration facilities in Altavista, Hopewell, and Southampton, Virginia, Case No. PUE-2000-00745,
Order at page 4 (January 1 I, 2001).

On September 10, 2003, the Commission entered a Protective Order that sets forth the procedures by which confidential and competitively sensitive information is to be handled generally in this proceeding. On September 30, 2003, the Department of Environmental Quality ("DEQ") submitted to Staff a statement summarizing the results of its review of the environmental effects of the proposed operation of the Facility by the Company. DEQ states that the Virginia Pollution Discharge Elimination System Permit currently held by GELP must be transferred to the Company, and the Company must work with the DEQ-Northern Regional Office regarding Compliance with all air permitting requirements. DEQ states that it does not anticipate any adverse environmental impacts from the transfer of the Facility.

On October 6, 2003, the Company provided the Clerk of the Commission with proof of the newspaper publication and proof of service required by the September 9, 2003, Order for Notice and Comment.

No timely written comments or requests for a hearing have been filed in this matter.

On October 15, 2003, Staff filed a motion requesting leave to file its report out of time and no later than October 17, 2003. On October 16, 2003, the Commission entered an order granting the Staffs motion.

On October 17, 2003, Staff filed its report ("Report"). The Report addresses the Company's request for a certificate pursuant to section 56-580 D; the Company's request for a waiver of any requirement to provide information related to the construction of the Facility; the assertion that the Company's purchase of the Facility is not subject to the Bidding Rules; and the requirements under the Transfers Act regarding the Company's acquisition of the Facility.

In the Report, Staff concludes that the Company's ownership and operation of the Facility will have no material adverse effect upon reliability of electric service provided by any regulated public utility and is not otherwise contrary to the public interest, and recommends that the Commission grant the Company's request for a certificate to operate the Facility conditioned on meeting requirements specified by the DEQ.

Staff does not object to the Company's request for a waiver of any requirement to provide information under the Commission's Filing Requirements in Support of Applications for Authority to Construct and Operate an Electric Generating Facility ("Rules").

Staff concludes that the Bidding Rules should not apply in this case. The Bidding Rules were intended to provide electric utilities with an option to acquire needed capacity in a reasonable manner. The benefits to be derived from this transaction are specific to the purchase of the Facility and cannot be accommodated through the competitive bidding process.

With respect to the Transfers Act, Staff concludes that the proposed acquisition of the Facility will neither impair nor jeopardize the provision of adequate service to the public at just and reasonable rates. Therefore, the proposed transfer meets the test of the Transfers Act and should be approved.

On October 20, 2003, the Company submitted a letter stating that it has no comment on the Report and requested the Commission to issue an order, on an expedited basis, granting the requested certificate and approvals.

On October 28, 2003, Rapidan Service Authority ("RSA"), by counsel, served on counsel of record a motion for leave to file comments out of time ("RSA Motion"). The RSA Motion was later received by the Clerk and filed October 30, 2003. RSA asserts that GELP has operated the Facility based upon certain agreements and permits with RSA, and that RSA has not reached an agreement with GELP or the Company in regard to such agreements and permits. NOW THE COMMISSION, having considered the Application, the Staffs Report, and the applicable law, is of the opinion and finds as follows. As we have stated in previous orders,2 the Code establishes six general areas of analysis that apply to the Commission's review of applications under section 56-580 D of the Code. These criteria are: (1) reliability;3 (2) competition;4 (3) rates;5 (4) environment;6 (5) economic development; 7 and (6) public intercst.8 We have evaluated the Application with regard to these six areas of analysis.

We find that the transfer of the Facility will have no material adverse effect upon reliability of electric service provided by any regulated public utility. Because the Facility is already interconnected to the Company system at the Company-owned South Anna NUG

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2 See e.g., Application of Tonaska Virginia II Partners, LP., For approval of a certificate of public convenience and necessity pursuant to Va., Code
Section 56-265.2, an exemption from Chapter 10 of Title 56, and interim approval to make financial commitments and undertake preliminary construction work, Case No. PUE-2001-00429, Final Order at 6 and n. 3 (Jan. 9,2003): Application of Old Dominion Electric Cooperative, For a certificate of public convenience and necessity for electric generation facilities in Louisa County, Case No. PUE-2001-00303, Final Order at 6 and n. 1 (July 17, 2002).

3 Va. Code sections 56-46, I A and 56-580 D(i).

4 Va. Code section 56-596 A.

5 Va. Code section 56.580 D(ii). See also 20 V AC 5.302-20 14; Commonwealth of Virginia. At the relation of the State Corporation Commission, Ex Parte: In the matter of amending filing requirements for application to construct and operate electric generating facilities, Case Nos. PUE-2001-00313 and PUE-2001-00665, Order Adopting Rules and Prescribing Additional Notice, 2001 S.C.C. Ann. Rep. 585,586 (Dec. 14, 2001).

6 Va. Code sections 56-46.1 A and 56-580 D.

7 Va. Code sections 56-46.1 and 56-596 A.

8 Va. Code section 56-580 D (ii).

Substation, the Company's operation of the Facility will have no impact on the Company's transmission or distribution system. We find that the transfer of the Facility will have no material adverse effect upon retail competition in Virginia. The Company's purchase of the facility wil1 maintain the status quo in that the entire output of the Facility will remain available for use by the Company to serve its customers. Under Company ownership, the Facility will be available at lower cost to the Company and its customers than under the PPOAs.

We find that the transfer of the Facility will have no material adverse effect upon the Company's retail rates. Termination of the PPOAs eliminates above-market payments to GELP and provides the opportunity to lower the Facility's costs.

We have considered the effect of the proposed transfer of the Facility on the environment. Pursuant to sections 56-580 D and 56-46. A of the Code, permits regulating environmental impact and the mitigation of adverse environmental impact shall be deemed to satisfy the requirements of such sections with respect to all matters that are governed by the permits. GELP has previously obtained and currently maintains all local, state and federal governmental licenses, permits, approvals, and authorizations necessary for the construction and operation of the Facility. The Application provides that the Company will continue to operate and maintain the Facility in accordance with such permits and all other applicable environmental requirements and restrictions. The Application further provides that the Company will obtain, at or before closing, an Acid Rain Permit for the Facility under Title IV of the Clean Air Act and 40 CFR Part 72 from the DEQ. DEQ has written that it does not anticipate any adverse environmental impacts from the proposed transfer. DEQ's September 30, 2003, letter, which is included as an attachment to the Report, states that the Virginia Pollution Discharge Elimination

System Permit currently held by GELP must be transferred to the Company, and the Company must continue to work with the DEQ-Northern Regional Office regarding compliance with all air permitting requirements. We adopt the Staffs recommendation that the granting of the certificate be conditioned upon the Company's compliance with the requirements specified by DEQ.

We find that the transfer of the Facility will have no material adverse effect upon economic development.

We find that the issuance of a certificate to the Company to operate the Facility is not otherwise contrary to the public interest.

We find that it is appropriate to waive any requirement under the Rules that the Company provide information related to the construction of the Facility.

We find, for the reasons stated in the Report, that the Bidding Rules are not applicable to this proceeding.

As we previously held in Case PUE-2000-00745,9 we find that the Company needs this Commission's approval under the Transfers Act in order to acquire the generating assets of a QF. A "public utility" is defined in section 56-88 of the Transfers Act as including:

any company which owns or operates facilities within the
Commonwealth for the generation, transmission or distribution of electric energy for sale; for the production. transmission or distribution, otherwise than in enclosed portable containers, of natural or manufactured gas for sale for heat, light or power, but excluding any company described in subdivision (b)(8) of section 56-
265. 1; or for the furnishing of sewerage facilities or water.

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9 See Application of Virginia Electric and Power Company. For a certificate of public convenience and necessity pursuant to the Utility Facilities Act, and authority pursuant to the Utility Transfers Act, to acquire cogeneration facilities in Altavista, Hopewell, and Southampton, Virginia, Case No. PUE-2000-00745, Final Order. at page 2 (March 2, 2001).

While Transfers Act approval of the transfer of the Facility to the Company is required, we find that such transfer will neither impair nor jeopardize the provision of adequate service to the public at just and reasonable rates, and, therefore, meets the requirements under the Transfers Act, and such approval should be granted.

Finally, we find that RSA's motion for leave to file comments out of time should not be granted. The motion does not allege that the Company failed to provide notice of this proceeding in a manner that was required by order of this Commission or by other applicable law. RSA's motion lists a number of agreements and permits that it has with GELP and states that it has not reached an agreement with GELP or the Company with regard to these agreements and permits. RSA does not allege that the public interest will be detrimentally affected by this Commission's granting of the certificate to the Company in this proceeding. 10

Accordingly, IT IS ORDERED THAT:

(1) Pursuant to section 56-580 D of the Code of Virginia, in accordance with the record developed herein, the Company is hereby granted authority and a certificate to acquire and operate the Facility as described in this proceeding and this Order.

(2) The certificate granted herein shall be conditioned upon the Company: (a) operating and maintaining the Facility in accordance with all local, state and federal governmental licenses, permits, approvals, and authorizations necessary for the operation of the Facility; (b) obtaining, at or before closing, an Acid Rain Permit for the Facility under Title IV of the Clean Air Act and 40 CFR Part 72 from the DEQ; (c) competing the transfer to the Company of the Virginia Pollution Discharge Elimination System Permit currently held by GELP; and (d) continuing to

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10 On October 29, 2003, the Company filed its response in opposition to RSA's Motion for Leave to File Comments Out of Time. We do not rely on the Company's response.

work with the DEQ-Northern Regional Office regarding compliance with all air permitting requirements.

(3) Pursuant to the Transfers Act, the Company is hereby granted authority to acquire the Facility as described in this proceeding and this Order.

(4) The authority granted herein shall not be deemed to include any authorizations other than the granting of a certificate to acquire and operate the Facility and the authority to acquire the Facility under the Transfers Act.

(5) The Company shall file with the Commission, within thirty days of the closing of the transfer of the Facility from GELP to the Company, a report of the action taken pursuant to the authority granted herein. Such report shall include the date the closing occurred. the amount the Company paid for the Facility, and the accounting entries to reflect the transaction.

(6) The Motion for Leave to File Comments Out of Time, filed by RSA, is denied.

(7) There being nothing further to come before the Commission in this proceeding, this case shall be removed from the docket and the papers transferred to the file for ended causes.

AN ATTESTED COPY hereof shall be sent by the Clerk of the Commission to: Patrick T. Horne, Esquire, and James C. Dimitri. Esquire, McGuireWoods LLP, One James Center, 901 East Cary Street, Richmond, Virginia 23219-4030; Pamela Walker, Esquire, and Rudolph Bumgardner, IV, Esquire, Virginia Electric and Power Company, P.O. Box 26532, Richmond, Virginia 23261; V. R. Shackelford, III, Esquire, Shackelford, Thomas & Gregg, P.L.C., 149 West Main Street, P.O. Box 871, Orange, Virginia 22960-0522; C. Meade Browder, Jr., Senior Assistant Attorney General, Division of Consumer Counsel, Office of Attorney General, 900 East Main Street, 2nd Floor, Richmond, Virginia 23219; upon the representative of every public utility and every public service cooperative listed on Appendix A; every gas company as shown on Appendix B; and the Commission's Divisions of Energy Regulation, Economics and Finance and Public Utility Accounting.